Exhibit 99.1

St. John's, NL – November 25, 2019

FORTIS INC. ANNOUNCES APPOINTMENT OF CHIEF OPERATING OFFICER

Barry Perry, President and Chief Executive Officer of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: TSX) today announced the appointment of David Hutchens as Chief Operating Officer, Fortis, effective January 1, 2020.

In this newly created role, David's responsibilities will broaden to include operational oversight of the Corporation's ten utilities across Canada, the United States and the Caribbean. The announcement comes as the Corporation implements its largest ever capital program to strengthen its energy networks and deliver cleaner energy.

David will focus on a range of priorities including safety, operational excellence, customer service, sustainability and inclusion to ensure Fortis utilities are at the forefront of industry trends and customer expectations. He will also continue as Chief Executive Officer of UNS Energy Corporation ("UNS Energy") in Arizona. Formerly, Mr. Hutchens held the position of Executive Vice President, Western Utility Operations with Fortis.

"David's industry knowledge and depth of operating, engineering and regulatory experience in both the electric and gas sectors will help us advance our corporate priorities," said Mr. Perry. "We congratulate David on his new role and look forward to his expanded operational guidance and leadership."

Biography-David G. Hutchens

Mr. Hutchens was appointed Executive Vice President, Western Utility Operations with Fortis in January 2018. In this role, Mr. Hutchens continued as President & CEO of UNS Energy and provided oversight to FortisBC and FortisAlberta operations. He has been with UNS Energy for 24 years, advancing through various management positions overseeing wholesale energy trading and marketing, and energy efficiency and resource planning. Mr. Hutchens assumed the position of President and CEO, UNS Energy in May 2014. He earned a Bachelor of Aerospace Engineering and a Master of Business Administration from the University of Arizona and is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens joined the Board of Directors of UNS Energy in December 2013, the FortisBC Board of Directors in January 2015, and the FortisAlberta Board of Directors in July 2016. He is a member of the Edison Electric Institute's Board of Directors, the Western Energy Institute Board of Directors and a number of other charity and civic organizations.

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About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of approximately C$53 billion as at September 30, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For further information contact

Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572
samaimo@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications and Corporate Affairs
Fortis. Inc.
709.737.5323
media@fortisinc.com

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